VF 3-18-04

AH 3-17-2004

[redacted]

04015990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 153 SECTION

SEC FILE NUMBER
8- 51856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Johnson Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Ampthill Road
(No. and Street)

Richmond (City) | Virginia (State) | 23226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Johnson | 804-285-5600 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Drive (Address) | Richmond (City) | Virginia (State) | 23226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3-25-

OATH OR AFFIRMATION

I, Charles M. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Johnson Capital, LLC, as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

My Commission Expires July 31, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Johnson Capital, LLC

Statement of Financial Condition
December 31, 2003

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Johnson Capital, LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of Johnson Capital, LLC (the Company) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Johnson Capital, LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Richmond, Virginia
February 16, 2004

Johnson Capital, LLC

Statement Of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	108,823
Accounts receivable		204,244
		313,067
Furniture and equipment, at cost, less accumulated depreciation of $12,943		13,613
	$	326,680
Liabilities And Member's Equity		
Liabilities		
Accounts payable	$	80,000
Member's Equity		246,680
	$	326,680

See Notes To Statement Of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Johnson Capital, LLC (the Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company introduces investors to various hedge funds and receives fees based on the performance of the fund and amount invested. Commissions are paid quarterly and revenue is recorded in the quarter in which it is earned. The Company is a Virginia Limited Liability Company that is located in Richmond, Virginia.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's significant accounting policies are as follows:

Income taxes: The Company is a limited liability company. In lieu of corporate income taxes, the Company's taxable income is included in the member's individual tax return. Therefore, no liability for federal or state taxes has been included in this financial statement.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of five to forty years.

Cash equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as money market investments.

Use of estimates: The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk: The Company maintains its cash deposits in an uninsured money market account.

Note 2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and required net capital of $25,588 and $5,333, respectively. The Company's net capital ratio was 3.13 to 1.

Johnson Capital, LLC

Notes To Statement Of Financial Condition

Note 3. Lease

The Company leases a vehicle under a noncancellable operating lease that expires in 2006. The future minimum lease payments under the lease which expires in September 2006, amounted to $43,182.

Note 4. Pension Plan

The Company has a money purchase pension plan for employees who have met certain service requirements. The Company must contribute an amount equal to 21% of participants' compensation to the plan each year. Money purchase pension plan expense was $80,000 for the year ended December 31, 2003. The Company's funding policy is to make contributions as accrued.

Note 5. Major Customers

The Company has three major customers.